UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 3, 2019
(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

Non-Reliance on Audit Report for Financial Statements for Fiscal Year Ended December 31, 2016

On June 3, 2019, GK Investment Holdings, LLC (“GKIH” and/or the “Company”) received notice from Eide Bailly LLP (“Eide Bailly”), an independent registered public accounting firm, that Eide Bailly’s audit report dated April 20, 2017 for the Company’s financial statements for the year ended December 31, 2016 (the “2016 Financial Statements”) should not be relied upon. Eide Bailly notified the Company that it reached such conclusion based upon information provided in connection with the restatement of the Company’s financial statements for the year ended December 31, 2017 (the “2017 Financial Statements”). The restatement of 2017 Financial Statements is in process and has been previously reported by the Company pursuant to a Form 1-U dated April 28, 2019 and filed with the Securities and Exchange Commission.

 GK Development, Inc., as the sole manager of the Company, has discussed the foregoing with Eide Bailly.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Title:	President and Sole Director
Date:	June 5, 2019